CONFIDENTIAL TREATMENT REQUESTED
BY CARRIZO OIL & GAS, INC.
February 3, 2010
MEMORANDUM

TO:	Mr. Roger Schwall Mr. James Murphy Division of Corporation Finance Securities and Exchange Commission

FROM:	Carrizo Oil & Gas, Inc.

RE:	Carrizo Oil & Gas, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008
(File No. 0-29187-87) and Form S-3 (File No. 333-159237)
Response to SEC Staff Comments Received by Telephone on January 19, 2010 and January 27, 2010
     We are responding to a comment received from Mr. Roger Schwall via telephone on January 19, 2010 and January 27, 2010. For your convenience, our response is prefaced by Mr. Schwall’s corresponding comment in italicized text as we wrote it down during our conversation. This comment is not a transcript but our understanding of what he was requesting from us.
     We respectfully request that the Staff review our response and advise us of any further comments at its earliest convenience.
     We are requesting that the Staff accord confidential treatment under the Freedom of Information Act to this submission. As such, a redacted version of this memorandum is being filed on EDGAR. In addition, pursuant to Rule 418(b) of Regulation C under the Securities Act of 1933 and Rule 12b-4 under the Securities Exchange Act of 1934, as applicable, we request that the staff return Exhibit C to us as soon as practicable following its review of such information.
1. During our conference call on January 19, 2010, you identified production associated with certain reserves in the Camp Hill Field that were classified as proved in the December 31, 2008 reserves report, as shown on Exhibit C to your memorandum to the Staff dated December 15, 2009, which are not expected to be classified as proved reserves in the December 31, 2009 reserves report in accordance with the SEC’s new reserves reporting rules. Please confirm to us in writing the production associated with the reserves that will no longer be classified as proved. If you wish, you may provide this information by furnishing the Staff with a revised Exhibit C.
In a telephone call on January 27, 2010 between Mr. Schwall and our counsel, Mr. Schwall confirmed that the Staff would be satisfied instead with a revised Exhibit C that was based on the December 31, 2009 reserves report.
As contemplated by the call with Mr. Schwall on January 27, 2010, we have prepared an updated version of Exhibit C to our memorandum dated December 15, 2009. The

CONFIDENTIAL TREATMENT REQUESTED
BY CARRIZO OIL & GAS, INC.
updated version of Exhibit C attached hereto reflects production that is based upon the Company’s reserves report for the year ended December 31, 2009, which was prepared by the Company’s independent reserve engineers.
There are differences between the 2009 reserves report regarding the Camp Hill Field and the corresponding 2008 reserves report and, therefore, the associated production shown in Exhibit C attached hereto has been substantially revised from those shown in Exhibit C provided to you with our memorandum dated December 15, 2009. The primary differences between the 2009 and 2008 reserves reports result from the Company’s adoption of the SEC’s new rules regarding reporting of oil and gas reserves, as well as application of the Staff’s Compliance and Disclosure Interpretations of the Oil and Gas Rules in Regulation S-X and Regulation S-K updated October 26, 2009. In particular, we have removed from our reserves report all tertiary reserves previously classified as proved in the Camp Hill Field that are not associated with wells both drilled prior to December 31, 2014 and into which we are injecting steam prior to December 31, 2014, five years from the date of the 2009 reserves report. This accounts for the removal of all tertiary proved reserves from those areas of the Camp Hill Field we call the Delaney, Moore A, Hanks and Central Leases on Exhibit C. In addition, a significant amount of proved reserves in the Temple C and Royall Undeveloped areas were also removed.
The 2009 reserves report, and therefore the revised Exhibit C, also reflects other changes that result from the normal evolution in our understanding of the subsurface Camp Hill Field based upon new data. For example, as a result of the drilling activity in 2005-2008, during which we drilled 67 wells, we added a number of new data points that led to a remapping of the field and recognition that the Royall area constituted the thickest portion of the Camp Hill Field. As a consequence, we have revised our development plan to initially focus on the Royall area, which we believe will provide the best production response to steaming due to its thickness, and deferred initial production beyond five years in two areas that appeared as producing within the five year window on the 2008 reserves report, namely the Central Leases and portions of the Hanks area (and thereby resulting in a significant write-off of reserves in these two areas). Also, because the Royall area is thicker than originally mapped, it will require more steam to heat up the reservoir to the optimal production temperature. As a result, we have revised our model to include an additional six months of steaming before the Royall area patterns experience full response, thereby lengthening out the exploitation period for those reserves and utilizing steam that might otherwise have been used to steam other areas such as the Central Leases and portions of the Hanks area.
However, many of the key current assumptions in the development plan presented in our 2009 reserves report remain unchanged from the development plan presented in our 2008 reserves report. First, our engineering assumptions regarding recovery factors, oil/steam ratios and production response (other than the delay in the Royall area due to the thickness of the reservoir noted above) that were recently discussed with the Staff remain unchanged. Second, our operational assumptions regarding the number of steam generators, drilling and capital expenditures over the life of the field have not been

CONFIDENTIAL TREATMENT REQUESTED
BY CARRIZO OIL & GAS, INC.
changed. In fact, total future estimated capital expenditures to produce the Camp Hill Field proved reserves shown in the 2009 reserves report amount to less than $1.1 million dollars.
In summary, the collective impact of all of the changes reflected in the 2009 reserves report is to remove approximately XXXX gross (XXXX net) barrels of proved tertiary reserves from our books that would have been developed and produced in 2015 and beyond. Although the Company firmly believes that these tertiary reserves are still present, we will classify them as probable until we believe that they will be developed within five years of the date of the applicable reserves report.
In addition, as discussed with the Staff during our conference call on January 19, 2010, in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2009, we will identify our assumed oil/steam ratio for the Camp Hill Field, which as of December 31, 2009 was 0.212 over the remaining life of the field. We will also note that this assumed oil/steam ratio is slightly more favorable than the historic oil/steam ratio of 0.18 recorded at the nearby analog Slocum Field.

CONFIDENTIAL TREATMENT REQUESTED
BY CARRIZO OIL & GAS, INC.
Exhibit C
[See attached table.]

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